SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THE CORETEC GROUP INC.
(Name of Issuer)

Common Stock, 0.0002 Par Value
(Title of Class of Securities)

21871W101

(CUSIP Number)

Copy To: Sichenzia Ross Ference LLP Gregory Sichenzia, Esq. Jay Yamamoto, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon Calton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
5,771,131
	8	SHARED VOTING POWER:
28,267,602 (1)
	9	SOLE DISPOSITIVE POWER:
5,771,131
	10	SHARED DISPOSITIVE POWER: 28,267,602 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,038,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58%(2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represent 28,267,602 shares of common stock held by Carlton James Ltd. of which Simon Calton is a member. The number of shares represented in rows (8) and (10) reflects the pro rata amount beneficially owned by Simon Calton.

(2) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this report, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 193,645,502 shares of the Issuer’s common stock issued and outstanding, inclusive of shares issued to Mr. Calton in the transaction described herein, as of December 30, 2019.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.0002 par value, of The Coretec Group Inc., an Oklahoma Corporation (the "Company"). The principal offices of the Issuer are located at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

Item 2. Identity and Background

(a) This statement is filed on behalf of Simon Calton.

(b) The Reporting Persons’ business address is 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

(c) The Reporting person is currently employed as a Co-Chairman and Director of the Company. The Company has a business address at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136 and is primarily engaged in the business of developing, testing, and providing new and/or improved technologies, products, and service solutions for medical, electronic, photonic, display, and lighting markets among others.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On December 27, 2019, the Carlton James Ltd. (“Carlton James”), of which Reporting Person is a member, converted $509,673.42 in outstanding convertible promissory notes into 23,166,974 shares of common stock. The debt was converted at a conversion price of $0.022 (the “Conversion Price”), which price was determined by the Registrant’s Board of Directors at a time during which the price of common stock was quoted significantly lower than the price quoted immediately prior to this Schedule 13D. Carlton James is a company owned by Mr. Simon Calton.

As previously reported, on October 4, 2019 the Company entered into a credit agreement (the “Credit Agreement”) and related convertible promissory note with Diversified Alpha Fund of Navigator Global Fund Manager Platform SPC, a Grand Cayman entity (the “Lender” or “DAF”). After communications between the Company and Lender, and in preparation of the Credit Agreement, the Board agreed to and approved the conversion of the debt into shares of the Common Stock at the Conversion Price at any time prior to December 31, 2019. In seeking the capital raise with the Lender, and in order to clean up the Company’s balance sheet, it was apparent to the Board that maintaining the debt on the Company’s books was incompatible with the intent of the capital raise with the Lender and the continued draw downs anticipated under the Credit Agreement. The debt was initially arranged by the Company after a significant, yet unsuccessful, search to secure third party financing. Furthermore, since the Lenders were willing to convert such debt into shares of common Stock, the Company, believing it to be in its best interest and a necessary component to continuing to draw down debt pursuant to the Credit Agreement, agreed with the conversion of such debt.

On October 15, 2019, the Company received $106,483 ($125,000 net of $3,750 commitment fee, $6,250 advance interest and $8,157 legal fees), the first advance of financing ($2,500,000) under the Credit Agreement with DAF. DAF is a mutual fund managed by The Carlton James Group. Simon Calton is the Chief Executive Officer of The Carlton James Group and also the Co-Chairman of Coretec.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Calton beneficially owns 34,038,733 shares or 17.58% of the Issuer’s common stock.

(b)	Mr. Calton may be deemed to hold sole voting and dispositive power over 5,771,131shares of common stock of the Issuer and shares voting and dispositive power over 28,267,602 shares of common stock.

(c)

Each of the transactions described in this Item 5 were reported on a Form 4 filed by Mr. Carlton with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filing is expressly incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020	/s/ Simon Calton
Simon Calton